

May 4, 2011

Mr. Steven J. Bensinger
Chief Financial Officer
The Hanover Insurance Group
440 Lincoln Street
Worcester, Massachusetts   01653

> **Re:** **The Hanover Insurance Group**
> **Form 10-K for the Year Ended December 31, 2010**
> **File No. 001-13754**

Dear Mr. Bensinger:

We have limited our review of your filing to those issues we have addressed in our comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Estimates, page 64

1. Please tell us the following regarding your investments in states and political subdivisions:
   - A description of your process to evaluate these investments other than external credit ratings. If your process includes reference to credit spreads, provide the amortized cost and fair value of investments whose externally assigned credit quality differed from that which would be indicated by its credit spread at December 31, 2010;
   - The amount of your general obligation and special revenue bonds categorized by state, municipality and political subdivision; and
   - The nature and primary revenue sources for your special revenue bonds.

Consolidated Financial Statements
Note 19. Commitments and Contingencies, page 123

2. Please disclose the estimated loss or range of loss that is reasonably possible or disclose that such an estimate cannot be made. Please refer to ASC 450-20-50. Where you disclose that the outcome is not expected to be material to your financial position, although it could have a material effect on the results of operations for a particular quarter or annual period, we also do not believe that this meets the disclosure requirement under ASC 450-20-50.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ibolya Ignat, Staff Accountant at (202) 551-3656, or Gus Rodriguez, Accounting Branch Chief, at (202) 551-3752 if you have questions regarding these comments. In this regard, do not hesitate to contact me, at (202) 551-3679

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant